Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2019

Highlights

For the three months ended June 30, 2019, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $70.9 million, operating income of $31.9 million and net income of $8.2 million

•                  Generated Adjusted EBITDA of $54.4 million(1)

•                  Generated distributable cash flow of $26.1 million (1)

•                  Reported a distribution coverage ratio of 1.45(2)

•                  Fleet operated with 100% utilization for scheduled operations

Other events:

•                  On June 28, 2019, the Partnership extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation to August 2021.

•                  On July 16, 2019, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020.

•                  On August 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2019 to all common unitholders of record on July 26, 2019. On August 14, 2019, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2019 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.9 million for the three months ended June 30, 2019 (the “second quarter”) compared to $70.5 million for the three months ended March 31, 2019 (the “first quarter”). The increase was mainly related to one more operational earning day for the fleet in the second quarter of 2019 compared to the first quarter. The increase was partly offset by reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option.

Vessel operating expenses for the second quarter of 2019 were $15.3 million, an increase of $0.8 million from $14.5 million in the first quarter of 2019. The increase was mainly due higher operating costs on average for the fleet due to periodical purchasing and higher operational activities.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

General and administrative expenses were $1.3 million for the second quarter of 2019, which is unchanged from the first quarter of 2019.

Depreciation was $22.4 million for the second quarter of 2019, which is unchanged from the first quarter of 2019.

As a result, operating income for the second quarter of 2019 was $31.9 million compared to $32.4 million in the first quarter of 2019.

Interest expense for the second quarter of 2019 was $13.2 million, a decrease of $0.5 from $13.7 million for the first quarter of 2019. The decrease was mainly due to lower LIBOR on average for all credit facilities.

Realized and unrealized loss on derivative instruments was $10.3 million in the second quarter of 2019, compared to $5.9 million in the first quarter of 2019. The unrealized non-cash element of the mark-to-market loss was $10.8 million for the second quarter of 2019 compared to $6.2 million for the first quarter of 2019. Of the unrealized loss for the second quarter of 2019, $11.5 million is related to a mark-to-market loss on interest rate swaps due to a decrease in the US swap rate which was partially offset by a $0.7 million gain related to foreign exchange contracts.

As a result, net income for the second quarter of 2019 was $8.2 million compared to $12.9 million for the first quarter of 2019.

Net income of $8.2 million for the second quarter of 2019 decreased by $13.5 million from net income of $21.7 million for the three months ended June 30, 2018. The operating income of $31.9 million for the second quarter of 2019 decreased by $0.2 million compared to operating income of $32.1 million in the second quarter of 2018, mainly due to loss of hire insurance recoveries for the Carmen Knutsen received in the second quarter of 2018. The decrease was partly offset by full earnings from the Brasil Knutsen which had its scheduled first special survey drydocking in the second quarter of 2018. Total finance expense for the second quarter of 2019 increased by $13.3 million compared to finance expense of $10.4 million for the second quarter of 2018. The increase was mainly due to increased unrealized loss on derivative instruments mainly due to a lower US swap rate.

Distributable cash flow was $26.1 million for the second quarter of 2019 compared to $25.7 million for the first quarter of 2019. The increase in distributable cash flow is mainly due to one more operational earnings day.

The distribution declared for the second quarter of 2019 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the second quarter of 2019 with 100% utilization for scheduled operations.

On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel’s time charter contract.  The suspension period commenced March 4, 2019 and will last between a minimum period of 10 months and a maximum period of 12 months.  During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, on the same terms as the existing time charter contract with Shell.

On July 16, 2019, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020. Following the exercise of the option, Shell has four one-year options to extend the time charter until October 2024.

Financing and Liquidity

As of June 30, 2019, the Partnership had $71.1 million in available liquidity, which consisted of cash and cash equivalents of $42.4 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of June 30, 2019 was $1,045.7 million ($1,037.0 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2019 was approximately 2.1% over LIBOR.

As of June 30, 2019, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against the NOK at an average exchange rate of NOK 8.45 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of June 30, 2019, the Partnership had entered into various interest rate swap agreements for a total notional amount of $571.5 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2019, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.88% under its interest rate swap agreements, which have an average maturity of approximately 4.4 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2019, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $431.8 million based on total interest-bearing debt outstanding of $1,045.7 million, less interest rate swaps of $571.5 million and less cash and cash equivalents of $42.4 million. The Partnership’s outstanding interest-bearing debt of $1,045.7 million as of June 30, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2019	$42,873	$—
2020	85,945	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893
Total	$357,288	$688,398

On June 28, 2019, the Partnership extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility matures in August 2021. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Distributions

On August 14, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2019 to all common unitholders of record on July 26, 2019. On August 14, 2019, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended June 30, 2019 in an aggregate amount equal to $1.8 million.

Outlook

There are no dry dockings scheduled for any of the Partnership’s vessels during the remainder of 2019.

As of June 30, 2019, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.2 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.3 years on average.

In September 2018, Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knutsen NYK”), entered into new long- term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled for the second half of 2020. The vessels are expected to operate in Brazil under time charter contracts with a term of 5 and 7 years fixed period with option up to 20 years.

In August 2019, Knutsen NYK was awarded one new long-term charter with a subsidiary of Total S.A.. The new DP2 shuttle tanker will be built by COSCO shipyard in China, with delivery scheduled for early 2021.  The vessel  is expected to operate in Brazil under a time-charter contract for a maximum 15 year period.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 6.0 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 29, 2019 at noon (Eastern Time) to discuss the results for the second quarter of 2019, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                                          By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                                          By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

August 28, 2019

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Time charter and bareboat revenues (1)	$70,908	$70,548	$69,221	$141,456	$136,608
Loss of hire insurance recoveries	—	—	450	—	450
Other income (2)	14	1	94	15	750
Total revenues	70,922	70,549	69,765	141,471	137,808
Vessel operating expenses	15,301	14,456	13,974	29,757	27,221
Depreciation	22,429	22,431	22,332	44,860	43,906
General and administrative expenses	1,264	1,298	1,350	2,561	2,695
Total operating expenses	38,994	38,185	37,656	77,178	73,822
Operating income	31,928	32,364	32,109	64,293	63,986
Finance income (expense):
Interest income	233	238	161	471	296
Interest expense	(13,186)	(13,657)	(12,526)	(26,844)	(23,119)
Other finance expense	(286)	(118)	(288)	(404)	(626)
Realized and unrealized gain (loss) on derivative instruments (3)	(10,318)	(5,929)	1,968	(16,247)	11,944
Net gain (loss) on foreign currency transactions	(192)	(26)	260	(218)	(70)
Total finance expense	(23,749)	(19,492)	(10,425)	(43,242)	(11,575)
Income before income taxes	8,179	12,872	21,684	21,051	52,411
Income tax benefit (expense)	(3)	(3)	(3)	(6)	(6)
Net income	8,176	12,869	21,681	21,045	52,405
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)                                 Time charter revenues for the second quarter of 2019, first quarter of 2019 and the second quarter of 2018 include a non-cash item of approximately $0.3 million, $0.8 million and $0.9 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)                                 Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for this charter was below the initial charter hire rate and the difference between such hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

(3)                                 Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Realized gain (loss):
Interest rate swap contracts	$1,168	$1,078	$57	$2,246	$(247)
Foreign exchange forward contracts	(658)	(788)	134	(1,446)	1,239
Total realized gain (loss):	510	290	191	800	992
Unrealized gain (loss):
Interest rate swap contracts	(11,521)	(7,098)	2,995	(18,619)	11,942
Foreign exchange forward contracts	693	879	(1,218)	1,572	(990)
Total unrealized gain (loss):	(10,828)	(6,219)	1,777	(17,047)	10,952
Total realized and unrealized gain (loss) on derivative instruments:	$(10,318)	$(5,929)	$1,968	$(16,247)	$11,944

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$42,429	$41,712
Amounts due from related parties	1,504	1,141
Inventories	2,439	2,443
Derivative assets	1,981	4,621
Other current assets	2,537	2,462
Total current assets	50,890	52,379

Long-term assets:
Vessels, net of accumulated depreciation	1,722,151	1,767,080
Right-of-use assets (1)	2,075	—
Intangible assets, net	1,589	1,891
Derivative assets	914	11,667
Accrued income	4,374	3,807
Total Long-term assets	1,731,103	1,784,445
Total assets	$1,781,993	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,981	$4,800
Accrued expenses	6,293	6,464
Current portion of long-term debt	83,285	106,926
Current lease liabilities	558	—
Current portion of derivative liabilities	426	1,740
Income taxes payable	18	130
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,891	5,771
Amount due to related parties	1,189	1,070
Total current liabilities	103,159	128,419

Long-term liabilities:
Long-term debt	953,680	970,365
Lease liabilities	1,516	—
Derivative liabilities	5,314	345
Contract liabilities	4,445	5,203
Deferred tax liabilities	463	453
Total long-term liabilities	965,418	976,366
Total liabilities	1,068,577	1,104,785
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	612,965	631,244
General partner interest	11,187	11,531
Total partners’ capital	624,152	642,775
Total liabilities and equity	$1,781,993	$1,836,824

(1)                       In July 2018 the Financial Accounting Standards Board (the “FASB”) issued targeted improvements to the leasing guidance allowing for an optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize as cumulative-effect adjustments to the opening balance of retained earnings. The Partnership adopted the new leasing standard on January 1, 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital
(U.S. Dollars in thousands) Three Months Ended June 30, 2018 and 2019	Common Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Serie A Convertible Preferred Units
Consolidated balance at March 31, 2018	$639,156	$11,680	$—	$650,836	$89,264
Net income	19,514	367	—	19,881	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Net proceeds from issuance of common units	—	—	—	—	—
Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264

Consolidated balance at March 31, 2019	$624,408	$11,402	$—	$635,810	$89,264
Net income	6,258	118	—	6,376	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2019	612,965	11,187	—	624,152	89,264

Six Months Ended June 30, 2018 and 2019
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	47,904	901	—	48,805	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at June 30, 2018	$640,969	11,714	—	652,683	89,264

Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	17,123	322	—	17,445	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018
OPERATING ACTIVITIES
Net income	$21,045	$52,405
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	44,860	43,906
Amortization of contract intangibles / liabilities	(456)	(456)
Amortization of deferred revenue	—	(743)
Amortization of deferred debt issuance cost	1,314	1,271
Drydocking expenditure	69	(3,803)
Income tax expense	6	6
Income taxes paid	(121)	(172)
Unrealized (gain) loss on derivative instruments	17,047	(11,253)
Unrealized (gain) loss on foreign currency transactions	30	(44)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(363)	(290)
Decrease (increase) in inventories	4	4
Decrease (increase) in other current assets	(71)	3,516
Decrease (increase) in accrued revenue	(567)	(884)
Increase (decrease) in trade accounts payable	(1,843)	(1,222)
Increase (decrease) in accrued expenses	(173)	(656)
Increase (decrease) prepaid charter	1,121	449
Increase (decrease) in amounts due to related parties	119	(3,800)
Net cash provided by operating activities	82,021	78,234

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	(10)
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)
Net cash (used in) investing activities	—	(15,386)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	145,500
Repayment of long-term debt	(41,661)	(146,002)
Repayment of long-term debt from related parties	—	(22,535)
Payment of debt issuance cost	21	(1,114)
Cash distributions	(39,668)	(39,668)
Net proceeds from issuance of common units	—	(4)
Net cash (used in) financing activities	(81,308)	(63,823)
Effect of exchange rate changes on cash	4	(45)
Net increase (decrease) in cash and cash equivalents	717	(1,019)
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	$42,429	$45,085

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2019 (unaudited)	Three Months Ended March 31, 2019 (unaudited)
Net income	$8,176	$12,869
Add:
Depreciation	22,429	22,431
Other non-cash items; Amortization of deferred debt issuance cost	658	656
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	10,828	6,219
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,879)	(13,879)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Other non-cash items; accrued income	(42)	(525)

Distributable cash flow	$26,142	$25,743
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.45	1.43

(1)                                 Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2019 (unaudited)	Three Months Ended March 31 2019 (unaudited)
Net income	$8,176	$12,869
Interest income	(233)	(238)
Interest expense	13,186	13,657
Depreciation	22,429	22,431
Income tax expense	3	3
EBITDA	43,561	48,722
Other financial items (a)	10,796	6,073
Adjusted EBITDA	$54,357	$54,795

(a)                       Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and  bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•               timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•                  availability of skilled labor, vessel crews and management;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.